

February 4, 2014

<u>Via E-mail</u>
Steve Pfirman
President
ChatChing, Inc.
1061 E. Indiantown Rd. #400
Jupiter, FL 33477

> **Re: ChatChing, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 31, 2014**
> **File No. 333-176962**

Dear Mr. Pfirman:

Our review of the document referenced above has been limited to the matters addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Subsequent to your initial effective date of March 21, 2012, you both issued and incurred actual and contingent contractual obligations to issue a substantial number of shares. Please provide us with your analysis as to whether the company has sufficient authorized, unissued and unreserved shares to fulfill potential obligations under the Employee Consultant Benefit Plan, and also explain whether continued reliance on counsel's opinion dated December 30, 2011, is appropriate in light of post-effective date issuances and potential contractual obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Michael T. Williams, Esq.
        Williams Law Group P.A.